

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Mr. Ronald Pipoly, Jr.
Chief Financial Officer
AMTRUST FINANCIAL SERVICES, INC.
59 Maiden Lane 6th Floor
New York, NY 10038

Re: **AMTRUST FINANCIAL SERVICES, INC.**
Form 10-K for the Period Ended December 31, 2009
Filed March 16, 2010
File No. 001-33143

Dear Mr. Pipoly:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief